(l)(2)

CONSENT OF SEWARD & KISSEL LLP

We hereby consent to the reference to this firm in the Registration Statement. In giving this consent, we do not hereby concede that we come within the categories of persons whose consent is required by the Securities Act of 1933, as amended, or the general rules and regulations promulgated thereunder.

 Very truly yours,

/s/ Seward & Kissel LLP
Seward & Kissel LLP

Washington, DC
June 10, 2013